# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Infleqtion, Inc., CIK 0002007825
CUSIP: 45676K103
Title of class of securities: Common Stock, $0.0001 par value per share
Address of issuer's principal executive offices: 1315 West Century Drive, Suite 150, Louisville, Colorado (CO), 80027
Date of event which requires filing of this statement: 04/22/2026
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001104659-26-021657
Filed by CIK 0001827387

## Reporting persons
- Tyler Brous: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: Texas (TX); does not affirm membership in a group (box b); sole voting power 1,407,392; shared voting power 0; sole dispositive power 1,407,392; shared dispositive power 0; aggregate amount beneficially owned 1,407,392 (0.7% of the class)
  Comment: The reporting persons are filing this Amendment jointly, but not as members of a group, and they expressly disclaim membership in a group. Each reporting person disclaims beneficial ownership of the Issuer's Common Stock, except to the extent of that person's pecuniary interest therein. The Reporting Persons ceased to be the beneficial owners of more than 5% in the aggregate of the outstanding shares of Common Stock of the Issuer on April 23, 2026, and are no longer required to file reports on Schedule 13G with respect to their ownership of securities of the Issuer.
- LCP Quantum Partners, LLC: type of reporting person: other (OO); citizenship or place of organization: Texas (TX); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- LCP Quantum Partners II, LLC: type of reporting person: other (OO); citizenship or place of organization: Texas (TX); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- LCP Quantum Partners III, LLC: type of reporting person: other (OO); citizenship or place of organization: Texas (TX); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- LCP Quantum Partners IV, LLC: type of reporting person: other (OO); citizenship or place of organization: Texas (TX); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- LCP Quantum Partners V, LLC: type of reporting person: other (OO); citizenship or place of organization: Texas (TX); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- LCP Quantum Partners VI, LLC: type of reporting person: other (OO); citizenship or place of organization: Texas (TX); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- LCP Quantum Management, LLC: type of reporting person: parent holding company or control person (HC), other (OO); citizenship or place of organization: Texas (TX); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- LCP Quantum Management III, LLC: type of reporting person: parent holding company or control person (HC), other (OO); citizenship or place of organization: Texas (TX); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Issuer
Name of issuer: Infleqtion, Inc.
Address of issuer's principal executive offices: 1315 West Century Drive, Suite 150, Louisville, CO

## Item 2. Person Filing
Name of person filing: Tyler Brous
Address of principal business office or, if none, residence: 3889 Maple Avenue, Suite 220, Dallas, TX 75219
Citizenship: US

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 1,407,392
Percent of class: 0.7
Sole power to vote or to direct the vote: 1,407,392
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 1,407,392
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Joint Filing Agreement

## Signatures
- Tyler Brous: Tyler Brous, Tyler Brous (04/24/2026)
- LCP Quantum Partners, LLC: Tyler Brous, Manager (04/24/2026)
- LCP Quantum Partners II, LLC: Tyler Brous, Manager (04/24/2026)
- LCP Quantum Partners III, LLC: Tyler Brous, Manager (04/24/2026)
- LCP Quantum Partners IV, LLC: Tyler Brous, Manager (04/24/2026)
- LCP Quantum Partners V, LLC: Tyler Brous, Manager (04/24/2026)
- LCP Quantum Partners VI, LLC: Tyler Brous, Manager (04/24/2026)
- LCP Quantum Management, LLC: Tyler Brous, Manager (04/24/2026)
- LCP Quantum Management III, LLC: Tyler Brous, Manager (04/24/2026)